Exhibit 12

CARNIVAL CORPORATION & PLC

Ratio of Earnings to Fixed Charges

(in millions, except ratios)

	Six Months Ended May 31,
	2012	2011
Net (loss) income	$(125)	$358
Income tax (benefit) expense, net	(2)	3

(Loss) income before income taxes	(127)	361

Fixed charges
Interest expense, net	175	177
Interest portion of rent expense (a)	10	10
Capitalized interest	11	12

Total fixed charges	196	199

Fixed charges not affecting earnings
Capitalized interest	(11)	(12)

Earnings before fixed charges	$58	$548

Ratio of earnings to fixed charges	—	2.8

Coverage deficiency	$138	$—

(a)	Represents one-third of rent expense, which we believe to be representative of the interest portion of rent expense.